Prudential Real Estate Securities Fund
For the Annual period ended 3/31/99
File number 811-08565

                          SUB-ITEM 77J


              Reclassification of Capital Accounts

      The Fund accounts and reports for distributions to shareholders in accordance with the American Institute of Certified Public Accountants, Statement of Position 93-2:
Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain and Return of Capital Distributions by Investment Companies. The effect of applying this statement was to increase undistributed net investment income by $275,433, decrease paid-in capital in excess of par by $275,541 and decrease accumulated net realized loss on investments by $108. Net investment income, net realized gains and net assets were not affected by this change.